Filed by PepsiAmericas, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended
Subject Company: PepsiAmericas, Inc.
(Commission File No. 001-15019)
On Wednesday, October 28, 2009, PepsiAmericas, Inc. held its earnings call for the third quarter of 2009. The following is an excerpt from the prepared remarks made by Chairman and Chief Executive Officer Robert C. Pohlad:
I want to make a couple of comments on the proposed merger, which remains subject to regulatory and shareholder approval.
Completing this merger will create a new structure for the Pepsi system. That will, of course, bring the usual challenges of integration. But, it also brings great opportunity; maximizing and achieving synergies, combining three cultures to make one that is even stronger and driving greater and greater productivity. These are things that PepsiCo does very well, and I think those are a big part of the “why” behind the merger. But in my view, the long-term opportunity is what can result from combining the best make, sell, and deliver companies in the industry with a brand and marketing powerhouse like PepsiCo.
So much has changed with the make up and the needs of our customers and just as much, if not more, has changed with our consumers. The ability to assemble in one room, so to speak, the customer knowledge and customer service of PAS and PBG with the consumer insights of PepsiCo; to analyze these together, with a common objective, means driving to solutions more effectively and efficiently. And when we more closely connect them, it creates a platform that can drive product and package innovation, it can ensure our brands are best positioned, and it can provide an effective approach to pricing that, in combination, can ultimately drive top-line growth. The potential is tremendous and the time for this is right.
Certain Legal Notices
Cautionary Statement
     This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, PepsiCo, Inc. (“PepsiCo”) and PepsiAmericas, Inc. (“PAS”) have filed with the SEC a registration statement on Form S-4 containing a proxy statement/prospectus and other documents with respect to the proposed acquisition of PAS. A definitive proxy statement/prospectus will be mailed to shareholders of PAS after the registration statement is declared effective. The registration statement has not yet become effective. INVESTORS AND SECURITY HOLDERS OF PAS ARE URGED TO READ THE DEFINITIVE PROXY

STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
     Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus and other documents filed with the SEC by PepsiCo or PAS through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by PAS will also be available free of charge at our website, www.pepsiamericas.com, under “Investor Relations.”
     Our company and our directors, executive officers and certain other employees may be deemed to be participants in the solicitation of proxies in respect of PepsiCo’s proposed acquisition of PAS. Information regarding our directors and executive officers is available in our Annual Report on Form 10-K for the year ended January 3, 2009, which was filed with the SEC on March 4, 2009, and our proxy statement (Definitive 14A) for our 2009 annual meeting of shareholders, which was filed with the SEC on March 18, 2009. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the proxy statement/prospectus and other relevant materials filed with the SEC.
     Statements made in this release that relate to future performance or financial results of PAS are forward-looking statements which involve uncertainties that could cause actual performance or results to materially differ. PAS undertakes no obligation to update any of these statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as to the date hereof. Accordingly, any forward-looking statement should be read in conjunction with the additional information about risks and uncertainties set forth in PAS’ filings with the SEC, including the preliminary proxy statement/prospectus and other documents with respect to the proposed acquisition of PAS, PAS’ Annual Report on Form 10-K for the year ended January 3, 2009 and subsequent reports on Form 10-Q and
Form 8-K.